UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS ACQUISITION, INC.
(Offeror)
JS ACQUISITION, LLC
(The parent of Offeror)
Jeffrey H. Smulyan
(The controlling person of Offeror)
EMMIS COMMUNICATIONS CORPORATION
(Issuer)
(Name of Filing Persons (identifying status as offeror, issuer and other person))
Jeffrey H. Smulyan
JS Acquisition, Inc.
JS Acquisition, LLC
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,334,878	$5086.18

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 32,910,753 shares of Class A Common Stock of Emmis Communications Corporation, an Indiana corporation (“Emmis”), par value $0.01 per share (the “Shares”) outstanding as of May 17, 2010 by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), at a purchase price of $2.40 per Share in cash, without interest and less any applicable withholding taxes, other than 62,941 Shares held by Mr. Smulyan and his affiliates, 1,406,500 Shares held by Alden Global Distressed Opportunities Master Fund, L.P. and 1,718,446 Shares to be contributed to Emmis and cancelled pursuant to the Rollover Agreement. Accordingly, this calculation assumes the purchase of 29,722,866 Shares for $71,334,878.

(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 12, 2009. The fee equals $71.30 per one million dollars of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,086.86	Filing Party:	JS Acquisition, Inc.
			JS Acquisition, LLC
			Jeffrey H. Smulyan
Form or Registration No.:	Schedule TO-T	Date Filed:	June 2, 2010
	Schedule 13E-3
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, 11 and 13
Item 10. Financial Statements
Item 12. Exhibits
SIGNATURE
EXHIBIT INDEX
ex-99.A1.XI
EX-99.A5.VI
EX-99.A5.VII
EX-99.C.I

     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (as amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission on June 2, 2010, by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), JS Parent, Mr. Smulyan and Emmis. The Schedule TO relates to the offer by JS Acquisition to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”) pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in this Amendment No. 1, the Schedule TO or the Offer to Purchase.
     The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
Items 1 through 9, 11 and 13.
1.	The Offer has been extended from 5:00 p.m., New York City time, on Tuesday, June 29, 2010 until 5:00 p.m., New York City time, on Friday, July 30, 2010. All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to the Expiration Date of 5:00 p.m., New York City time, on Tuesday, June 29, 2010 are hereby amended and restated to refer to 5:00 p.m., New York City time, on Friday, July 30, 2010.

2.	As of 5:00 p.m., New York City time, on Tuesday, June 22, 2010, approximately 193,943 Shares have been tendered in and not withdrawn from the Offer.

3.	The “Introduction” section in the Offer to Purchase is hereby moved in its entirety from before “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) to appear after “Special Factors” (Section 9 — Effects of the Offer and the Merger) and the Table of Contents of the Offer to Purchase is hereby amended accordingly.

4.	All references in the Offer to Purchase, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to “1,714,431”, which describes the number of Rollover Shares, are hereby deleted in their entirety and replaced with “1,718,446”.

5.	All references in the Offer to Purchase, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to “21.4% of the Shares currently outstanding” being beneficially owned by the Purchaser Group, Alden and the Rolling Shareholders are hereby deleted in their entirety and restated to refer to “21.5% of the Common Shares currently outstanding” being beneficially owned by such parties.

6.	All references in the Offer to Purchase, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to “the purchase of 29,726,881 Shares for $71,344,514” are hereby deleted in their entirety and restated to refer to “the purchase of 29,722,866 Shares for $71,334,878”.

7.	All references in the Offer to Purchase, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to “the valid tender in the Offer (without withdrawal) of at least

10,809,949 Shares” with respect to the satisfaction of the Minimum Tender Condition are hereby deleted in their entirety and restated to refer to “the valid tender in the Offer (without withdrawal) of at least 10,805,934 Shares”.

8.	All references in the Schedule TO and the Offer to Purchase, including with respect to the fairness of the Offer and the Merger, to “holders of shares (other than the Interested Party Shares)” and “holders of Shares (other than the Interested Parties)”, other than in the second paragraph of “Special Factors” (Section 4 — Position of the Board and the Committee) of the Offer to Purchase, are hereby deleted in their entirety and restated to refer to “unaffiliated holders of Shares”.

9.	Similarly, all other references in the Schedule TO and the Offer to Purchase to “Interested Party Shares”, other than in the first paragraph of the “Summary Term Sheet” (Position of the Committee and the Board) of the Offer to Purchase, are hereby deleted in their entirety.

10.	All references in the Offer to Purchase to the sentence “It is not expected that dissenters’ rights will be available in connection with the Offer.” are hereby deleted in their entirety and restated to refer to “Dissenters’ rights are not available in connection with the Offer.”

11.	The cover page of the Offer to Purchase is hereby amended by deleting the first paragraph in its entirety and replacing the deleted text with the following:

“JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis Communications Corporation, an Indiana corporation (“Emmis”) and JS Acquisition, LLC, an Indiana limited liability company that is wholly owned by Mr. Smulyan (“JS Parent”), is offering to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”). The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The offer is made upon the terms and subject to the conditions set forth in this Offer to Purchase dated June 2, 2010 (as amended and supplemented, this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Certain Shares held by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”), Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management and the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders (the “Rollover Agreement”, and the Shares to be contributed to Emmis by the Rolling Shareholders pursuant to the Rollover Agreement, the “Rollover Shares”) will not be tendered in the Offer. As further described below, Shares held by Alden and the Retained Shares (as defined below) will be cashed out in the Merger (as defined below) for the Offer Price and all other Shares held by the Purchaser Group and the Rollover Shares will be contributed to Emmis and cancelled in the Merger.”

Similarly, all other references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to the Offer being made by JS Acquisition only for Shares other than the Rollover Shares or Shares beneficially owned by the Purchaser Group and Alden, are hereby deemed amended as set forth above, to clarify that the Offer is being made for all outstanding Shares.

12.	The cover page of the Offer to Purchase is hereby also amended by inserting the following paragraph after the ninth paragraph thereof:

“The factors considered by the Board and the Committee in making the determinations and recommendations described above are described in Emmis’ Schedule 14D-9, which has been filed with the SEC and is being mailed to the shareholders of Emmis together with this Offer to Purchase. Shareholders of Emmis are urged to, and should, carefully read Emmis’ Schedule 14D-9.”

13.	“Summary Term Sheet” (The Merger) of the Offer to Purchase, discussing the cash consideration payable in the Merger to holders of Existing Preferred Stock, is hereby amended by inserting the following at the end of the eighth bullet point thereof:

“and is not comparable to the $30.00 principal amount of New Notes per $50.00 liquidation preference of Existing Preferred Stock (as described above)”.

14.	“Summary Term Sheet” (Position of the Committee and the Board) of the Offer to Purchase is hereby amended by deleting “Shares, other than the Interested Party Shares” in its entirety from the first paragraph thereof and replacing the deleted text with “Shares held by unaffiliated holders of Shares.”

15.	“Questions and Answers” of the Offer to Purchase is hereby amended by deleting the response to the question “Is your financial condition relevant to my decision to tender my Shares in the Offer?” in its entirety and restating it as follows:

“We do not believe our financial condition is relevant to your decision to tender your Shares in this tender offer because:
•	the Offer is being made for the Shares solely for cash;

•	if we complete the Offer, we will, subject to the terms and conditions of the Merger Agreement, cash out the remaining Shares in the subsequent Merger for cash consideration equal to the Offer Price;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding Shares.
Both JS Acquisition and JS Parent were formed for the purpose of completing the Offer and the Merger or similar prior potential going private transactions and have no significant assets or liabilities other than those incidental to the acquisition of Emmis. Therefore, JS Acquisition and JS Parent have no meaningful historical financial information. See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements — Alden Purchase Agreement).”

16.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby amended by inserting the following after the penultimate sentence of the last paragraph on page 22:

“The Board authorized the Committee to exercise the power of the Board with respect to the consideration and negotiation of the proposed offer, including the authority to make recommendations to the full Board with respect to the proposed offer. In addition, the Board authorized the Committee to retain the services of its own legal and financial advisors at Emmis’ expense. The Board further authorized Emmis to pay each member of the Committee $2,000 per meeting attended in person or by telephone in accordance with Emmis’ Director Compensation Policy.”

17.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following paragraph after the ninth paragraph thereof:

“The structure of the Transactions (defined below) proposed to Alden had been developed by Mr. Smulyan, after consultation with his outside legal advisors, Paul, Weiss, Rifkind, Wharton & Garrison LLP, over time, including in connection with Mr. Smulyan’s previously-proposed going-private transactions with respect to Emmis. On April 19, 2010, Moelis prepared certain materials showing illustrative transaction scenarios, which materials are attached as Exhibit (c)(i) to Amendment No. 1 to the Statement on Schedule TO of Jeffrey H. Smulyan, JS Acquisition and JS Parent, filed with the SEC on June 23, 2010. The materials illustrated potential outcomes for the illustrative transaction scenarios across a broad range of future EBITDA and asset dispositions possibilities. Mr. Smulyan did not adopt any of the illustrative transaction scenarios because he did not believe the assumptions underlying the illustrative transaction scenarios were realistic and he was not willing to assume the risks contemplated in the scenarios. Instead, Mr. Smulyan, with the assistance of Moelis, utilized assumptions that were more realistic to develop his initial proposal with respect to the Transactions that was negotiated as described below and eventually publicized in the Letter of Intent.”

18.	“Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of the Offer to Purchase is hereby also amended by inserting the following paragraph after the last paragraph thereof:

“On June 23, 2010, Alden, JS Parent and Mr. Smulyan entered into an Amendment and Consent Letter Agreement, with respect to, among other things, the extension of the Offer and certain other amendments and consents relating to the Alden Purchase Agreement, the Exchange Offer, the Operating Agreement, the Registration Rights Agreement and the Rollover Agreement. On that same day, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and Schedule 13E-3. In addition, on June 23, 2010, JS Acquisition issued a press release announcing, among other things, the extension of the Offer and the removal of the condition to the Offer that Alden Media pay the purchase price pursuant to the Alden Purchase Agreement. See “The Offer” (Section 13 — Merger Agreement; Other Agreements”). Also on that same day, Emmis filed an Amended and Restated Preliminary Proxy Statement/Offer to Exchange with the SEC with respect to the Exchange Offer and issued a press release regarding the filing.”

The press release issued by JS Acquisition is attached hereto as Exhibit (a)(1)(xi). The Amended and Restated Proxy Statement/Offer to Exchange (which includes the Amendment and Consent Letter Agreement as Appendix 5 thereto) has been filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO/13E-3, and the press release issued by Emmis on June 23, 2010 has been filed with the SEC under Exchange Act Rule 14a-12.

19.	“Special Factors” (Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger) of the Offer to Purchase is hereby amended by deleting in its entirety the last sentence of the first paragraph thereof, and inserting the following after the first paragraph:

“The Purchaser Group did not engage an independent financial advisor to advise on the fairness of the Offer or the Merger, or to appraise or calculate the value of the Shares or the Offer Price being paid in the Offer or the Merger.

Moelis prepared certain materials showing illustrative transaction scenarios, which materials are summarized in “Special Factors” (Section 1 — Background of the Offer; Past Contacts and Negotiations with Emmis) of this Offer to Purchase. These materials will be made available for inspection and copying at the principal executive offices of JS Acquisition during its regular business hours by any interested Emmis shareholder or representative who has been so designated in writing.

JS Acquisition retained Moelis based upon Moelis’ experience and knowledge. Moelis is an investment banking firm with substantial experience in transactions similar to the proposed Transactions. Moelis, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Moelis acted as financial advisor to JS Acquisition in connection with the Transactions and JS Acquisition has agreed to pay Moelis for its services an aggregate fee of $3,500,000 in connection with the Transactions. JS Acquisition has agreed to reimburse Moelis for its expenses, including the fees and expenses of its counsel, and to indemnify Moelis and certain related parties against certain liabilities that may arise out of the rendering of its services, including liabilities under the federal securities laws. Moelis’ engagement letter with JS Acquisition contemplates that Moelis will have the right of first refusal to be retained by JS Acquisition in the event that JS Acquisition pursues certain other corporate finance transactions.”

20.	“Special Factors” (Section 3 — The Position of the Purchaser Group Regarding the Fairness of the Offer and the Merger) of the Offer to Purchase is hereby also amended by deleting in its entirety the last bullet point of the Purchaser Group’s reasons for believing that the Offer and the Merger are financially fair to Emmis shareholders who participate in the Offer or determine to remain as shareholders of Emmis and restating it as follows:
•	“There are no unusual requirements or conditions to the Offer and there is no financing condition. See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements). Accordingly, the Offer can be completed by JS Acquisition expeditiously to the benefit of unaffiliated holders of Shares tendering their Shares.”
21.	“Special Factors” (Section 4 — Position of the Board and the Committee) of the Offer to Purchase is hereby amended by deleting the second paragraph thereof in its entirety and replacing the deleted text with the following:

“In making its recommendation, the Board expressly adopted the recommendation of the Committee and the analyses and discussion of the Committee with respect to the fairness of the Offer and the Merger to unaffiliated holders of Shares, as summarized in Item 4 “The Solicitation or Recommendation – Background and Reasons for the Recommendation of the Board” of Emmis’ Schedule 14D-9. Morgan Stanley’s opinion was rendered solely for the benefit of the Committee and Morgan Stanley did not make a presentation or deliver any materials for discussion to the Board. The Board did not adopt Morgan Stanley’s opinion or the related analyses in making its fairness determination. However, the Board took into account, in concluding that the Offer Price is fair from a financial point of view, among other considerations, the fact that the Committee received from Morgan Stanley a fairness opinion dated May 25, 2010 to the effect that, as of such date and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Purchaser Group, Alden and the Rolling Shareholders) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.”

22.	“Special Factors” (Section 5 — Certain Projected Emmis Financial Information — Cautionary Considerations) of the Offer to Purchase is hereby amended by deleting the last two sentences from the penultimate paragraph thereof in their entirety.

23.	“Special Factors” (Section 6 — Transactions and Arrangements Concerning the Shares) of the Offer to Purchase is hereby amended by deleting “to the best of the Purchaser Group’s knowledge,” in its entirety from the first sentence of the first paragraph thereof.

24.	“Special Factors” (Section 7 — Related-Party Transactions) of the Offer to Purchase is hereby amended by inserting the following after “Alden,” in the first sentence of the last paragraph thereof:

“the Rolling Shareholders or any of their respective affiliates or subsidiaries”.

25.	“The Offer” (Section 1 — Terms of the Offer) of the Offer to Purchase is hereby amended by deleting “(not beyond a total of twenty business days)” from the third paragraph thereof in its entirety. Similarly, all other references in the Offer to Purchase to “three to twenty business days” with respect to Subsequent Offering Periods are hereby deleted in their entirety and restated to refer to “at least three business days”.

26.	“The Offer” (Section 2 — Acceptance for Payment and Payment for Shares) of the Offer to Purchase is hereby amended by deleting “as promptly as practicable” from the first paragraph thereof in its entirety and replacing the deleted text with “promptly”. Similarly, the fourth paragraph thereof is also amended by deleting “as soon as practicable” in its entirety and replacing the deleted text with “promptly”.

27.	“The Offer” (Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent) of the Offer to Purchase is hereby amended by inserting the following after the last sentence of the fifth paragraph thereof:

“Both JS Parent and JS Acquisition believe that the Schedule TO together with the other filings made by them and Emmis, as applicable, with the SEC, provide adequate information for unaffiliated holders of Shares to make an informed decision with respect to the Offer.”

28.	“The Offer” (Section 8 — Certain Information Concerning Jeffrey H. Smulyan, JS Acquisition and JS Parent) of the Offer to Purchase is hereby also amended by deleting the sixth paragraph thereof in its entirety and restating it as follows:

“We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:
•	the Offer is being made for the Shares solely for cash;

•	if JS Acquisition completes the Offer, JS Acquisition will, subject to the terms and conditions of the Merger Agreement, cash out the remaining Shares in the subsequent Merger for cash consideration equal to the Offer Price;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding Shares.
JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential going private transactions, so it has no significant assets or operations. Therefore, JS Acquisition has no meaningful historical financial information. See “The Offer” (Section 10 — Source and Amount of Funds; Section 13 — Merger Agreement; Other Agreements).”

29.	“The Offer” (Section 11 — Conditions to the Offer) of the Offer to Purchase is hereby amended by deleting paragraph (vi) thereof in its entirety and replacing it as follows:

“(vi) the Alden Purchase Agreement is not in full force and effect, or the conditions to the closing of the transactions under the Alden Purchase Agreement have not been satisfied or waived; or”.

Similarly, all other references in the Offer to Purchase, the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and the Letter to Participants in the Emmis Operating Company 401(k) Plan to the condition to the Offer that Alden Media pay to JS Parent the amount of the purchase price in cash when due pursuant to the Alden Purchase Agreement are hereby deleted in their entirety and the original condition that the Alden Purchase Agreement not be terminated is deemed amended as set forth above.

30.	All references in “The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement) in the Offer to Purchase to the “Acceptance Time” are hereby deleted in their entirety and restated to refer to “Acceptance Date”.

31.	“The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement) of the Offer to Purchase is hereby also amended by inserting the following sentence after the last sentence of the first paragraph thereof: “In no event will the Merger be consummated until the expiration of at least ten business days after the completion of the Exchange Offer.”

32.	“The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement — The Exchange Offer) of the Offer to Purchase is hereby amended by deleting “Immediately following the receipt by Emmis of SEC clearance of the Exchange Offer Documents” in its entirety from the first paragraph thereof and replacing the deleted text with: “After the completion of the SEC’s review of the Exchange Offer Documents”.

33.	“The Offer” (Section 13 — Merger Agreement; Other Agreements — Merger Agreement — The Merger) of the Offer to Purchase is hereby amended by inserting the following after “Emmis” in the first bullet point thereof: “and cancelled,”.

34.	“The Offer” (Section 13 — Merger Agreement; Other Agreements — Registration Rights Agreement) of the Offer to Purchase is hereby amended by deleting the first sentence thereof in its entirety and restating it as follows: “At the closing under the Alden Purchase Agreement, JS Parent, Alden Media, Mr. Smulyan and the Rolling Shareholders will enter into the Registration Rights Agreement.”

35.	“The Offer” (Section 13 — Merger Agreement; Other Agreements — Rollover Agreement) of the Offer to Purchase is hereby amended by inserting the following after the last paragraph thereof:

“Information regarding Rolling Shareholders. The following table sets forth the names and holdings of the Rolling Shareholders:

Rolling Shareholder	Rollover Shares
Greg Nathanson and Teresa Nathanson TTEES the Nathanson Family TR DTD 12/23/05	256,312

Rolling Shareholder	Rollover Shares
Greg A. Nathanson	76,276
Dale M. Friedlander	310,228
Richard A. Leventhal	191,931
Barbara Leventhal	3,000
John F. Dille III	178,800
Richard F. Cummings	142,669
Janine J. Smulyan	151,000
Gary L. Kaseff	123,911
Vicky Myers-Kaseff	3,411
Randall D. Bongarten	46,117
James R. Riggs	33,609
Patrick M. Walsh	30,828
Natalie J. Smulyan	30,350
Paul W. Fiddick	29,548
Robin L. Rene	21,451
Gregory T. Loewen	20,428
Deborah D. Paul	19,928
Michael Levitan	18,511
Valerie C. Maki	8,094
David R. Newcomer	7,295
John R. Beck	4,045
J. Scott Enright	6,528
Ryan A. Hornaday	2,613
Norman H. Gurwitz	1,563

Total	1,718,446

36.	“The Offer” (Section 15 — Certain Legal Matters — Shareholder Litigation) of the Offer to Purchase is hereby amended by deleting the section in its entirety, and restating it as follows:

“Shareholder Litigation. On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis, JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following seven class action lawsuits:
•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence

B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;

•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;

•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;

•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010;

•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010;

•	Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed June 4, 2010; and

•	Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana, filed June 18, 2010.
In those cases where Defendants have been served, Defendants have been granted automatic 30-day extensions, pursuant to Court rules, to respond to the complaints.

On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.

On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.

On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.

On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests.

On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action.

On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion, and a new judge has qualified.

On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel.

On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.

Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to complete the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule.

On June 4, 2010, a sixth purported class action complaint was filed, styled Richard Frank v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital, Cause No. 49D10 1006 PL 025149. Like the five previously filed actions, the Frank action was filed in the Marion Superior Court in Indiana. Since that time, Plaintiff Frank has filed motions seeking to have his case consolidated into the Ross matter and to have his counsel appointed as lead counsel for a Preferred Stock Class, the latter having been opposed by Plaintiffs Hinkle and Stabosz. The motions filed by Plaintiff Frank remain pending.

On June 8, 2010, Defendants filed an Objection to Plaintiffs’ Motion for Expedited Discovery. Also on June 8, Plaintiffs in the Hinkle and Stabosz actions filed Amended Complaints.

On June 9, 2010, the Court in the Ross action granted Plaintiffs’ Motion to Consolidate Related Actions, consolidating the Hinkle, McQueen, Jarosclawicz, and Stabosz actions into the Ross action before Judge Moberly. The consolidated action was re-captioned In re: Emmis Shareholder Litigation by order of the Court dated June 15, 2010. Also, on June 9, 2010, Plaintiffs Stabosz and Hinkle filed a Reply in Further Support of Their Motions for Expedited Discovery and Preliminary Injunction.

On June 10, 2010, Defendants moved to dismiss the five consolidated purported class actions.

On June 11, 2010, Defendants filed a Sur-Reply in Opposition to Motions for Expedited Discovery by Plaintiffs Stabosz and Hinkle.

On June 14, 2010, Plaintiffs Stabosz and Hinkle filed their Response to Defendants’ Sur-Reply in Opposition to Motions for Expedited Discovery.

On June 15, 2010, the Court issued an Order Appointing Cohen & Malad, LLP and Wolf Popper LLP as Co-Lead Counsel for Plaintiffs, and also issued an Order Granting Plaintiff’s Motion to Expedite Response to Document Requests and For Four Depositions of Defendants and their Representatives Relating to Emergency Motion for Preliminary Injunction. The parties currently are exchanging discovery in accordance with the latter order pursuant to an agreed-upon schedule.

On June 18, 2010, a seventh purported class action complaint was filed, styled Ted Primich v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC, action number 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana.

A hearing on Plaintiffs’ motion for preliminary injunction in In re: Emmis Shareholder Litigation has been scheduled for July 19, 2010.

In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC, Wolf Haldenstein Adler Freeman & Herz LLP and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the transactions described in the Offer to Purchase.”

37.	“The Offer” (Section 16 — Fees and Expenses) of the Offer to Purchase is hereby amended by deleting “$3,500,000 million” in the first paragraph thereof, describing the fees and expenses of Moelis, the financial advisor, and replacing it with “$3.5 million”.

38.	Schedule B (Security Ownership of Emmis by the Purchaser Group) of the Offer to Purchase is hereby amended by deleting the section in its entirety, and restating it as follows:
“Security Ownership of Emmis by the Purchaser Group
     The following table sets forth the ownership of securities of Emmis as of May 17, 2010 by the members of the Purchaser Group and the securities transactions by those persons of such securities during the 60 days prior to June 2, 2010:

	Securities Ownership (1)
	Class A		Class B
	Common Stock		Common Stock
	Amount and		Amount and		Percent of
	Nature of		Nature of		Total	Securities
	Beneficial	Percent	Beneficial	Percent	Voting	Transactions for
Person	Ownership	of Class	Ownership	of Class	Power	Past 60 Days
JS Acquisition, LLC	6,122,530 (2)	17.1%	6,101,476 (2)	100.0%	69.3%	—
JS Acquisition, Inc.	6,122,530 (2)	17.1%	6,101,476 (2)	100.0%	69.3%	—
Jeffrey H. Smulyan	6,122,530 (2)	17.1%	6,101,476 (2)	100.0%	69.3%	—

(1)	Based on (i) 32,910,753 Shares outstanding as of May 17, 2010, (ii) 6,101,476 Shares issuable upon conversion of the Class B Shares beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase Class B Shares held by Mr. Smulyan that are exercisable currently or within 60 days of May 17, 2010) and (iii) the 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are exercisable currently or within 60 days of May 17, 2010.

(2)	The shares shown as beneficially owned and the calculated percentages of ownership of Shares and Class B Shares and total voting power include shares beneficially owned by Alden and the Rolling Shareholders because Mr. Smulyan, JS Acquisition, JS Parent, Alden and the Rolling Shareholders (with respect to Rollover Shares) might be considered a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934. Mr. Smulyan, JS Acquisition and JS Parent disclaim beneficial ownership of all Shares and Existing Preferred Stock owned by Alden and all Shares owned by the Rolling Shareholders. The balance of 160,506 Shares includes 8,441 Shares held in Mr. Smulyan’s 401(k) Plan, 9,755 Shares owned individually by Mr. Smulyan, 11,120 Shares held by Mr. Smulyan as trustee for his children over which Mr. Smulyan exercises or shares voting control, 3,000 Shares held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control, 30,625 Shares held by The Smulyan Family Foundation, over which Mr. Smulyan shares voting control and 97,566 Shares represented by stock options exercisable currently or within 60 days of May 17, 2010.
     To the knowledge of the Purchaser Group, none of the foregoing persons has purchased any securities of Emmis during the 60 days prior to June 2, 2010.”
Item 10. Financial Statements.

     The first paragraph of Item 10(a) of the Schedule TO is hereby amended and restated as follows:
     “(a) Financial statements for JS Acquisition and JS Parent are not material because the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the Offer is for all outstanding Shares. JS Acquisition was formed for the purpose of engaging in a going private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential transactions. JS Parent was formed for the purpose of completing the Offer and the Merger and has carried on no other activities other than in connection with the Offer and the Merger. Both JS Acquisition and JS Parent have no significant assets or liabilities other than those incidental to the acquisition of Emmis. Therefore, JS Acquisition and JS Parent have no meaningful historical financial information.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc.

(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

(a)(2)(ii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010.

(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010.

(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010.

(d)(viii)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JS ACQUISITION, INC.
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

JS ACQUISITION, LLC
By:	/s/ Jeffrey H. Smulyan
	Name:	Jeffrey H. Smulyan
	Title:	President, Treasurer and Secretary

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan

EMMIS COMMUNICATIONS CORPORATION
By:	/s/ J. Scott Enright
	Name:	J. Scott Enright
	Title:	Executive Vice President, General Counsel and Secretary

Date: June 23, 2010

EXHIBIT INDEX

Exhibit	Description
*(a)(1)(i)	Offer to Purchase, dated June 2, 2010.

*(a)(1)(ii)	Letter of Transmittal.

*(a)(1)(iii)	Notice of Guaranteed Delivery.

*(a)(l)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(a)(l)(vi)	Letter to Participants in the Emmis Operating Company 401(k) Plan.

*(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.

*(a)(1)(viii)
Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(a)(1)(ix)
Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).

*(a)(1)(x)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc.

(a)(1)(xi)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc.

(a)(1)(xii)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).

*(a)(2)(i)
Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(a)(2)(ii)
Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

*(a)(5)(i)
Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010.

*(a)(5)(ii)
Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010.

Exhibit	Description
*(a)(5)(iii)
Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010.

*(a)(5)(iv)
Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010.

*(a)(5)(v)
Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010.

(a)(5)(vi)
Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010.

(a)(5)(vii)
Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010.

(c)(i)	Materials Prepared by Moelis & Company, dated April 19, 2010.

*(d)(i)
Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

*(d)(ii)
Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iii)
Securities Purchase Agreement dated May 24, 2010 by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (the “Alden Purchase Agreement”) (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(iv)
Form of Amended and Restated Operating Agreement to be entered into by and among Alden Media Holdings, LLC, Jeffrey H. Smulyan, JS Acquisition, LLC and certain other parties on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Appendix III to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).

Exhibit	Description
*(d)(v)
Form of Registration Rights Agreement to be entered into by and among JS Acquisition, LLC, Alden Media Holdings, LLC and Jeffrey H. Smulyan on the date of the closing of the transactions contemplated by the Alden Purchase Agreement (incorporated by reference to Exhibit (d)(v) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

*(d)(vi)
Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC, and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).

*(d)(vii)
Form of Indenture between Emmis Communications Corporation and U.S. Bank National Association, as trustee with respect to the 12% PIK Senior Subordinated Notes due 2017 (incorporated by reference to Exhibit T3C on the Application on Form T-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).

(d)(viii)
Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

*	Previously filed.